UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 001-34798

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

OTHER EVENTS

As a result of the continued uncertainty in our largest education markets, together with the early stage of the enterprise market, we currently expect our revenue for the fourth quarter of fiscal 2013 to decrease approximately 30% to 35% as compared to the fourth quarter of fiscal 2012.

Our results of operations for the fourth quarter of fiscal 2013 are not yet available. Because the fourth quarter of fiscal 2013 has not yet ended, our estimate is, by necessity, preliminary in nature and based only upon preliminary information available to us as of the date of this Form 6-K. We have not finalized our financial statement closing process for the fourth quarter of fiscal 2013. During the course of that process, we may identify items that would require us to make adjustments, including adjustments related to our recently announced restructuring, which may be material, to the preliminary estimated results described above and which may further adversely impact our operating results, including Adjusted EBITDA, for such period. As a result, the preliminary estimated revenue described above constitutes a forward-looking statement and are subject to risks and uncertainties, including possible adjustments to our preliminary estimates. Investors should exercise caution in relying on these preliminary estimated results and should not draw any inferences from this information regarding financial or operating data that is not discussed herein. The preliminary estimated results included in this Form 6-K have been prepared by and, is the responsibility of, our management. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated results. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ Kelly Schmitt
Name:	Kelly Schmitt
Title:	Vice President, Finance and Chief Financial Officer

Date: March 14, 2013

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